STANDARD DRILLING, INC.

1640 Terrace Way
Walnut Creek, California 94597

(925) 938-0406

‘CORRESP’

September 29, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:  John Archfield

Re:	Standard Drilling, Inc. (the “Company”)
Form 10-K/A Annual Report for fiscal year ended December 31, 2008
Filed August 25, 2009
File No. 000-51569

Dear Mr. Archfield:

Confirming your recent discussion with our counsel, Jim Schneider, we wish to confirm that the Company will be obtaining a re-audit of its year end 2008 financial statements to be submitted as part of an amended 2008 Form 10-K Annual Report, if necessary, or the 2009 Form 10-K Annual Report.

Sincerely yours,

/s/ David S. Rector
David S. Rector
President and Chief Executive Officer